Exhibit 4.2

DESCRIPTION OF REGISTERED SECURITIES

As of December 31, 2019, Federal Home Loan Bank of Pittsburgh (the “Bank”) has one class of securities, capital stock, registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The capital stock is registered pursuant to Section 12(g) of the Exchange Act.

DESCRIPTION OF CAPITAL STOCK

The following description of the Bank’s capital stock and the relevant provisions of the Bank’s amended bylaws and amended capital plan are summaries and are qualified in their entirety by reference to the Bank’s organization certificate, amended bylaws and amended capital plan.

General
The Bank issued shares of capital stock, par value $100.00 per share, in accordance with the provisions of the Federal Home Loan Bank Act, applicable regulations and the Bank’s capital plan. The amount of capital stock may be increased to provide for the issuance of capital stock to Bank members in accordance with the provisions of the Federal Home Loan Bank Act. The capital stock was issued under a capital plan approved by the Bank’s regulator, the Federal Housing Finance Agency (formerly, the Federal Housing Finance Board, (Finance Agency)) and is uncertificated. The Bank currently has two subclasses of capital stock: B-1 (Membership Stock) and B-2 (Activity-Based Stock). Only members of the Bank may purchase capital stock. Capital stock is issued, redeemed and repurchased at par value per share. Bank members are required to purchase a minimum amount of capital stock, calculated in accordance with the terms of the capital plan. Per the capital plan, this requirement is subject to change at the discretion of the Board of Directors.

Upon a simple majority vote by the members of the Board of Directors of the Bank, a request to amend the capital plan may be submitted to the Finance Agency. To become effective, any amendment must be approved by the Finance Agency.

Dividends
Dividends may be declared and paid on capital stock as determined by the Board of Directors, provided the Bank’s capital position is not, and will not be after payment, below its minimum regulatory capital requirement and provided that such payment is not subject to restriction or prohibition pursuant to 12 C.F.R. Part 1277. The Board of Directors may declare and pay different dividends for each subclass of capital stock; provided that, the dividend rate declared and paid on Subclass B-2 stock shall at least equal or exceed the dividend rate declared and paid on Subclass B-1 stock. Dividends may be declared and paid in either cash or capital stock. The Bank’s practice has been to pay only a cash dividend. Dividends are non-cumulative.

In accordance with the Joint Capital Enhancement Agreement, as amended, entered into by the Bank, as amended, the Bank allocates 20% of its quarterly net income to a separate restricted retained earnings account until the account balance equals at least 1% of the Bank’s average balance of outstanding consolidated obligations for the previous quarter. These restricted retained earnings are not available to pay dividends.

Voting Rights
Bank members are only entitled to vote on matters related to director elections and any merger of the Bank. There are no voting preferences for any share of capital stock. Voting rights with respect to the election of directors are set forth in 12 C.F.R. 1261 and voting rights with respect to a merger are set forth in 12 C.F.R. 1278. Consistent with Finance Agency regulations and the Bank’s capital plan, members’ voting rights are tied to the shares of Bank capital stock the members are required to hold as of a set record date (“Required Shares”).

With respect to director elections, each member may vote the lesser of (i) its Required Shares; or (ii) the average Required Shares, determined on a state-wide basis per member, for both (a) each open member director seat in such member’s state; and (b) each open independent director seat located within the Bank’s entire district. With respect to the merger of the Bank into another Federal Home Loan Bank, each member may vote the lesser of (i) its Required Shares; or (ii) the average Required Shares of each member, determined on a district-wide basis, to ratify a merger.

Repurchase and Redemption Rights
The Bank may repurchase excess stock, stock held by a member in excess of the minimum stock purchase requirement, at any time and on a pro rata basis. Once repurchased, the shares of capital stock are retired.

Subclass B-1 stock is redeemable five years from the date a member terminates its membership or withdraws from the Bank. If membership is terminated due to a merger or consolidation of the member, the Subclass B-1 stock is deemed to be excess stock and is eligible to be repurchased. Subclass B-2 stock relating to termination, withdrawal, merger or consolidation is recalculated based on the underlying member activity with the Bank. Any excess Subclass B-2 stock is eligible to be repurchased on an ongoing basis, at the Bank’s discretion. Therefore, the redemption period could be less than five years if the capital stock becomes excess stock. However, the redemption period could extend beyond five years if the underlying activity is still outstanding. Once redeemed, the shares of capital stock are retired.

The repurchase and redemption of capital stock is subject to applicable restrictions as set forth in 12 C.F.R. Part 1277, including, without limitation, the Bank must continue to meet its regulatory capital requirements after any repurchase or redemption.

Liquidation Rights
If an institution ceases to be a member of the Bank for any reason, the member shall continue to hold the capital stock necessary to support any outstanding advances, letters of credit or acquired member assets. Upon the repayment of all amounts due to the Bank, such capital stock shall become excess stock subject to repurchase or redemption.

In the event the Bank is liquidated, a member will be entitled to the rights and benefits granted to it by the Finance Agency and/or the United States Congress.

Voluntary Merger
Votes on voluntary mergers of the Bank are not conducted at stockholder meetings. The votes each stockholder is entitled to cast are governed by the Federal Home Loan Bank Act and the rules, regulations and guidance promulgated by the Finance Agency, including 12 C.F.R. 1278.6 and any successor regulation. In the event the Bank merges with or consolidates into another Federal Home Loan Bank, a member will be entitled to the rights and benefits set forth in the agreement of merger approved by the board of directors of each bank and the Finance Agency.